

November 3, 2011

Via E-Mail
Mr. Richard M. Whiting
Chief Executive Officer
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

      Re: **Patriot Coal Corporation**
               Form 10-K for Fiscal Year ended December 31, 2010
               Filed February 25, 2011
               Response Letter dated October 5, 2011
               File No. 1-33466

Dear Mr. Whiting:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2010

Note 25 – Commitments and Contingencies, F-33

September 1, 2010 U.S. District Court Ruling, page F-35

1.   Please clarify for us how you determined that the costs to build and operate the water treatment facility are within the scope of ASC 410-30. In doing so, please address the following points:

- Explain how your ability or inability to delay the remediation activities until asset retirement impacted your conclusion; the weight given to the timing of expenditures in light of the guidance in ASC 410-20-15-2(b) should be clear.

- Explain how you determined that the remediation activities were not legal obligations to treat contamination incurred or assumed as a result of an acquisition, construction or development of a project as described in ASC 410-30-15-3(a).

    Lastly, please tell us how you determined that the costs to build and operate the facility are not within the scope of ASC 410-20. The extent to which you view the obligation as resulting from (i) normal operations as opposed to improper operations; and (ii) past operations as opposed to future operations; should be clear.

2. Since the selenium discharge limits relate to current mining permits and current operations, please explain to us how you determined that the future costs to operate the water treatment facility are properly characterized as pertaining to pollution arising from past actions or events under ASC 410-30. Also explain how your approach is not inconsistent with your response concerning the nature of the facility to be constructed, stating "the costs to build and implement a FBR water treatment facility are intended to (i) extend the life of the Apogee mining operation since without the FBR water treatment facility, renewal of permits or additional permits would not occur, …, and (ii) improve the safety to the environment as required by the current NPDES permits."

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief